FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 21, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

STRUCTURAL CHANGES

Moscow, Russia – February 17, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the merger of its juice and water businesses, and the abolition of the Centre regional division in the Dairy segment. The above moves are in line with the company’s intention to simplify its business structure and create cost-effective synergies between the existing businesses.

Prior to the merger, the water business was run as a separate entity with its own marketing and finance departments, distribution network and sales force. The merger, which comes into effect as of March 1, 2005, will allow the company to significantly reduce administrative, and selling and distribution expenses, as well as benefit from economies of scale in terms of transportation and negotiating power with distributors and supermarkets. The unified Juice and Water business segment will be headed up by Jay Yadegar, who currently heads up Wimm-Bill-Dann’s Water business. Prior to his appointment as head of Water, Mr Yadegar, who joined Wimm-Bill-Dann in 2002, served as the company’s head of Investor Relations.

As of March 1, 2005 Alexander Malutin, current head of Juice, will head up Wimm-Bill-Dann’s Baby Food business segment. The Baby Food segment, which over the past 18 months has gained strategic significance for the company, currently makes up 13% of Wimm-Bill-Dann’s overall dairy sales. Mr Malutin will focus on its organic and non-organic growth as well as revenue growth and the expansion of the current product range.

In line with the same strategy of reducing overall costs, the Dairy business segment has also been restructured. Historically it has been comprised of seven regional divisions - the Centre, the North-West, the South, Ukraine, Siberia, the Urals and the Centarl Asia – each with its own management and marketing teams. All the divisions subordinate to the management team of the overall Dairy segment. In order to simplify the structure and reduce costs, the Centre division, which includes Moscow and Russia’s central regions, ceases to exist with immediate effect. All the production facilities, which fall under this division, will now subordinate directly to the management of the overall Dairy segment. Hence, the Dairy segment will now be comprised of six regional divisions.

- ends -

For further enquiries contact:

Marina Kagan

Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

e-mail: mkagan@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

In April 2004 Wimm–Bill–Dann was assigned the  rating of corporate governance by Standard&Poor’s at the level 7+ (7.6 according to the national scale, maximum 10).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       February 21, 2005